         As filed with the Securities and Exchange Commission on June 16, 1997
                                                           Registration No. 333-
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             -------------------
                              AMENDMENT NO. ONE
                                      TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                             MULTIMEDIA GAMES, INC.
             (Exact name of registrant as specified in its charter)

                             -------------------


          Texas                   7335 South Lewis Avenue,       74-2611034
(State or other jurisdiction of         Suite 204            (I.R.S. Employer
incorporation or organization)     Tulsa, Oklahoma  74136    Identification No.)
                                       (918) 494-0576

                        (Address, including zip code,
                            and telephone number,
                                  including
                         area code, of registrant's
                        principal executive offices)

                             -------------------

                      Frederick E. Roll, Vice President
                           Multimedia Games, Inc.
                     7335 South Lewis Avenue, Suite 204
                           Tulsa, Oklahoma  74136
                                 (918) 494-0576
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                             -------------------

                                   Copies to:
                                Larry W. Sandel
                 Hall, Estill, Hardwick, Gable, Golden & Nelson
                       320 South Boston Avenue, Suite 400
                             Tulsa, Oklahoma  74103
                                 (918) 594-0400

                             -------------------

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

       If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, check the following box:
[ ]

       If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [x]

       If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

       If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

       If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

                        CALCULATION OF REGISTRATION FEE

===============================================================================================================
                                                                     Proposed Maximum
  Title of Each Class      Amount to be        Proposed Maximum     Aggregate Offering         Amount of
  of Securities to be       Registered*       Offering Price Per           Price*          Registration Fee*
      Registered                                     Unit*
---------------------------------------------------------------------------------------------------------------
 Common Stock,                135,114                  $11.875               $1,604,478.70         $486.20
 $.01 par value
===============================================================================================================

* Estimated pursuant to rule 457(c) solely for purposes of calculating the
amount of the registration fee, based upon the average of     the bid and asked
prices of the Registrant's Common Stock on May 27, 1997.

       The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

                                   PROSPECTUS

                             MULTIMEDIA GAMES, INC.

                                 135,114 SHARES
                          COMMON STOCK, $.01 PAR VALUE


       This Prospectus relates to 135,114 shares (the "Shares") of Common Stock, par value $.01 per share (the "Common Stock"), of Multimedia Games, Inc. (the "Company") which may be offered and sold from time to time by the Selling Stockholders named herein (the "Selling Stockholders"). The Shares may be offered and sold from time to time by the Selling Stockholders, or by pledgees, donees, transferees or other successors in interest to the Selling Stockholders, directly or through broker-dealers or underwriters who may act solely as agents, or who may acquire the Shares as principals. The distribution of the Shares may be effected in one or more transactions that may take place through the Nasdaq Small Cap Market or through privately negotiated transactions, or through underwritten public offerings, or through a combination of any such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Usual and customary or specially negotiated brokerage fees or commissions may be paid by the Selling Stockholders in connection with such sales. The Selling Stockholders and any agents, broker-dealers or underwriters that participate in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any commission received by them and any profit on the resale of the Shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. See "Plan of Distribution".

       The Common Stock is traded on the Nasdaq Small Cap Market under the symbol "MGAM". On June 12, 1997, the last reported sale price of the Common Stock was $9.00 per share.

       THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" ON PAGE 5 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


       The Company will not receive any of the proceeds from the sale of Shares by the Selling Stockholders. The Company will bear all costs relating to the registration of the Shares (including filing fees under the Securities Act) which are estimated to be approximately $15,000.00.


                 The date of this Prospectus is June  __, 1997.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE SELLING STOCKHOLDERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THE SHARES TO WHICH IT RELATES OR AN OFFER TO ANY PERSON IN ANY JURISDICTION WHERE SUCH OFFER WOULD BE UNLAWFUL. THE DELIVERY OF THIS PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION SET FORTH HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                             AVAILABLE INFORMATION

       The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance therewith, files proxy statements, reports and other information with the Securities and Exchange Commission (the "Commission"). Such proxy statements, reports and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices in Chicago, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and in New York, Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, the Commission maintains a Web site that contains proxy statements, reports and other information filed electronically by the Company with the Commission which can be accessed over the Internet at http://www.sec.gov. The Common Stock is quoted on the Nasdaq Small Cap Market. Reports and information concerning the Company may be inspected at the National Association of Securities Dealers, Inc., at 1735 K Street, N.W., Washington, D.C. 20006.

       This Prospectus constitutes a part of a Registration Statement on Form S-3 (the "Registration Statement") filed on June 3, 1997 by the Company with the Commission under the Securities Act. This Prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement and to the exhibits relating thereto for further information with respect to the Company and the Shares offered hereby. Statements contained herein concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to a copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

       The Company intends to furnish its shareholders with annual reports containing audited financial statements certified by an independent accounting firm.

                      DOCUMENTS INCORPORATED BY REFERENCE

       The following documents previously filed with the Commission by the Company (Commission File No. 0-28318) for purposes of the information reporting requirements of the Exchange Act, are incorporated herein by reference:

              1. the Company's Annual Report on Form 10-KSB for the year ended September 30, 1996;

              2. the Company's Quarterly Reports on Form 10-QSB for the quarters ended December 31, 1996 and March 31, 1997 (two reports), including Form 10-QSB/A for the quarter ended December 31, 1996;

              3. the Company's definitive Proxy Materials for the Annual Meeting of Shareholders held on March 29, 1997 as filed with the Commission on March 6, 1997; and

              4. the description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A dated April 22, 1996 including any amendments or reports filed for the purpose of updating such description.

       All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Shares shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated herein by reference will be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated herein by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

       The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, upon written or oral request of such person, a copy of any and all of the information incorporated herein by reference, other than the exhibits to such information (unless such exhibits are specifically incorporated by reference into such information). Requests should be directed to Multimedia Games, Inc. at its principal executive offices, 7335 South Lewis Avenue, Suite 204, Tulsa, Oklahoma 74136 Attention: Corporate Secretary (918) 494-0576.

                                  THE COMPANY

       The Company provides satellite linked, high stakes bingo games and interactive high speed bingo games played on interconnected electronic player stations to participating bingo halls owned primarily by American Indian tribes located throughout the United States. The Company also provides proxy play services to bingo players located off Indian lands through its 49% interest in American Gaming Network, L.L.C.

       Prior to August 1995, the Company's principal business was to conduct high stakes bingo games under the names MegaBingo, MegaCash and MegaBingo Lite. MegaBingo and MegaCash games are played simultaneously at multiple bingo halls using a closed-circuit television satellite link, thereby allowing a greater number of players to compete against one another for prizes generally larger than could be offered by a bingo hall acting alone. The participating bingo halls are owned and operated on behalf of American Indian tribes and are located in the States of Arizona, California, Kansas, Minnesota, New Mexico, Oklahoma and South Dakota, among others. MegaBingo Lite provides smaller prizes to similarly linked Indian bingo halls and is presently delivered to bingo halls located in the State of Oklahoma.

       In August 1995, the Company introduced MegaMania, a high-speed bingo game developed by the Company that allows customers to purchase bingo cards and to play bingo on an interactive electronic player station that requires rapid decisions and presents game results in a fast-action color video format featuring graphics and animation accompanied by sound. The stations are interconnected with other stations at participating bingo halls through the Company's computer network, thus allowing players to compete against one another to win a common pooled prize.

       The Company's revenues emanate from the proceeds of bingo card sales, with profits derived from revenues remaining after payment of prizes, bingo hall commissions and operating expenses. The Company believes that its MegaBingo, MegaCash and MegaBingo Lite games are the only regularly scheduled multi-hall, high stakes bingo games in the United States.

       American Gaming Network, L.L.C., accepts orders and purchases bingo cards at Indian bingo halls and plays those cards at the bingo halls on behalf of proxy play participants who are located off the Indian lands. To date, revenues from proxy play bingo have been insignificant.

       MegaBingo(R), MegaCash(R), MegaBingo Lite(TM) and MegaMania(TM) are registered trademarks and tradenames of the Company, and all references thereto in this Prospectus shall be deemed to include the applicable tradename or trademark designation.

       Multimedia Games, Inc. was incorporated under the laws of the State of Texas on August 30, 1991. Unless the context otherwise requires, the term "Company" includes Multimedia Games, Inc., and its subsidiaries - TV Games, Inc., MegaBingo, Inc., and Multimedia Creative Services, Inc., as well as the activities conducted by the Company through its 49% interest in American Gaming Network, L.L.C. ("AGN"). The Company's executive offices are located at 7335 South Lewis Avenue, Suite 204, Tulsa, Oklahoma 74136, and its telephone number is (918) 494-0576.

                                  RISK FACTORS

       PROSPECTIVE PURCHASERS OF THE SHARES SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS AS WELL AS THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS BEFORE MAKING AN INVESTMENT IN THE SHARES.

GOVERNMENT REGULATION; POSSIBLE ILLEGALITY OF COMPANY ACTIVITIES

       In doing business with Indian tribes and participating in tribal gaming activities, the Company is subject to various Federal regulations and laws regarding the manner in which business can be transacted. The operation of gaming on Indian lands is subject to the Indian Gaming Regulatory Act of 1988 (the "Gaming Act"), which also established the National Indian Gaming Commission ("NIGC") with the authority to promulgate rules and regulations to enforce certain aspects of the Gaming Act and to protect tribal interests involved in gaming activities. The NIGC has previously given favorable rulings regarding the Company's Integrated Gaming Service Agreements with the tribes and has determined them to be service contracts rather than management contracts, thereby allowing the Company to obtain more favorable terms than would have been permitted had the agreements been determined to be management contracts. See "Risk Factors - Dependance Upon Tribal Contracts."

       On July 10, 1996, the NIGC issued its opinion that the Company's MegaMania game is a Class II rather than a Class III gaming activity. This opinion was of significance because, generally speaking, Class II gaming may be conducted on Indian lands if the state in which the Indian land is located permits such gaming for any purpose by any person. Class III gaming, on the other hand, which includes gaming such as video casino games, slot machines, most table games (e.g., blackjack and craps) and keno, may only be conducted pursuant to a compact reached between the Indian tribe and the state in which the tribe is located. MegaMania was designed and is operated by the Company as a Class II game within the definition of bingo set forth in the Gaming Act, and the Company has relied upon the opinion of the NIGC in operating its MegaMania game.

        On October 16, 1996, the Office of the U.S. Attorney in Tulsa, Oklahoma (the "U.S. Attorney"), orally informed the Company that the U.S. Attorney was conducting an independent investigation to determine whether, in the opinion of the U.S. Attorney, the Company's MegaMania bingo game constituted Class III or Class II gaming as defined in the Gaming Act, and was therefore in violation of the law or not. The Company believes that its MegaMania game meets all of the requirements of a Class II game of bingo and that the NIGC has the regulatory authority to make final and binding determinations on the classification of games. However, in order to resolve any differences between the NIGC and the U.S. Attorney, on April 8, 1997, the Company entered into a Memorandum of Understanding with the NIGC to implement certain changes to its MegaMania game. These changes generally require the bingo card holder to take certain actions in order to daub the card and to indicate a bingo win, and also require the drawing of bingo numbers using a physical ball blower or as a result of some other human activity rather than the use of electronically randomly generated numbers.

       The Memorandum of Understanding allowed the Company until July 15, 1997, to make the agreed changes but indicated the willingness of the NIGC to grant appropriate extensions if the Company was unable to institute the changes for technical reasons or for reasons beyond the control of the Company. In addition to the Memorandum of Understanding, the NIGC issued a letter to the Company dated April 9, 1997, concluding that the modified MegaMania game conformed to the definition of bingo in the Gaming Act and thus was a Class II game.

       On May 12, 1997, the Company received a letter from the Acting Chair of the NIGC declaring that the NIGC would not necessarily be bound by the Memorandum of Understanding by declaring it "null and void", that the NIGC would not in the future pre-approve proposed changes to the Company's games, and that the NIGC would make its determination on the Class II status of the modified MegaMania game only after the Company had completed its changes and submitted the modified version of the game to the NIGC. The May 12, 1997 letter still gave the Company until July 15, 1997, to make the agreed changes but also stated that the Company was expected to cease operation of the current MegaMania game by July 15, 1997, unless the NIGC had specifically approved the modified version of the game by that time.

       The Company has modified its MegaMania game to meet the terms of the Memorandum of Understanding and on June 9, 1997, submitted the modified version to the NIGC for its review and evaluation. No assurances can be given that the NIGC will honor the determination made in its April 9, 1997, letter and accept the modified version of the game as a Class II game. If the NIGC does not honor the determination made in its April 9, 1997 letter, the Company intends to vigorously defend its position that MegaMania is a Class II game; however, if the Company is not successful in these efforts, it may be necessary to discontinue the operation of MegaMania.

       In entering into the Memorandum of Understanding and agreeing to a timetable for the implementation of changes to its current MegaMania game, the Company believed that any remaining interpretive disagreements with the U.S. Attorney over the Class II status of MegaMania would be resolved. However, the Company has not been advised of this resolution by the U.S. Attorney. On the other hand, the Company has also never received written confirmation from the U.S. Attorney that the Company was, in fact, the subject of an investigation.

       The inquiry and on-site inspection that, at the Company's invitation, was conducted by the U.S. Attorney several months ago has not appeared to have developed into any other action on the part of the U.S. Attorney, at least of which the Company has notice. However, on May 6, 1997, in response to an inquiry by the Absentee Shawnee tribe of Oklahoma, and with no knowledge of the NIGC opinions issued to the Company or of the Memorandum of Understanding between the Company and the NIGC, the First Assistant U.S. Attorney for the Office of the U.S. Attorney in the Western District of Oklahoma issued a letter to the tribe stating that the Company's current MegaMania bingo game was considered by that Office to be an illegal Class III gaming activity. As a result of this letter, the Absentee Shawnee tribe has suspended the play of MegaMania on its reservation. The First Assistant U.S. Attorney has now been provided with the NIGC opinions and the Memorandum of Understanding, but there is no assurance that the First Assistant U.S. Attorney will reverse his previous position. Revenues from the play of Megamania at the Absentee Shawnee Tribe accounted for approximately 3% of the Company's total Megamania revenues for the quarter ended March 31, 1997.

       Over time, the Company does not believe that the planned changes to its MegaMania game will materially and adversely affect consumer interest and acceptance of MegaMania, although no assurances in that regard can be given. There is evidence to suggest that existing players of the current game will reduce the level of their play until the requirements of the new version become familiar.

       There can be no assurance that the NIGC, either on its own initiative or as the result of pressure from or cooperation with other agencies such as the Department of Justice, will adhere to the terms of the Memorandum of Understanding. There also can be no assurances that the U.S. Attorney, the First Assistant U.S. Attorney or the Department of Justice will accept any of the opinions or actions of the NIGC regarding the Company's activities, and not seek to challenge the legality of the Company's activities.

       If adverse determinations or actions are taken by the NIGC, the U.S. Attorney, the First Assistant U.S. Attorney or the Department of Justice, the Company intends to vigorously defend its position that MegaMania is a Class II game. No assurances can be given that the Company will be successful on the merits. If

MegaMania is ultimately determined to be Class III gaming, the loss of the MegaMania business would have a material adverse effect upon the Company's financial condition and results of operation.

       There can be no assurance that the NIGC, either on its own initiative or as the result of pressure from or cooperation with other agencies such as the Department of Justice, will not enact additional regulations or reinterpret existing regulations in a manner that would have a material and adverse effect upon the Company, including requiring the Company to restructure its existing arrangements with Indian tribes or requiring changes in the way the Company's games are conducted so that such games are classified as Class II. Any such restructuring of the Company's games has the additional risk that such games will no longer appeal to consumers or be acceptable to the Tribes. There can also be no assurance that the Gaming Act or other Federal laws will not be amended in response to pressure from state and local sources in such a manner so as to limit the authority of tribes to self-regulate Class II gaming or to change the definition of Class II gaming.

DEVELOPING OPERATING ENVIRONMENT

       The environment in which the Company conducts its business is relatively new and presents significant operating challenges and uncertainties. The Gaming Act was adopted in 1988 and the development of the Federal, State and tribal infrastructure to regulate the proliferation of Indian gaming activities has occurred only since that time. Fundamental issues concerning the scope and intent of the Gaming Act remain unresolved, as do issues relating to the jurisdiction and authority of different Federal, State, local and tribal governments and agencies. The NIGC was not fully operational until February 1993, and prior to that the Bureau of Indian Affairs was responsible for certain functions now performed by the NIGC. As a result, the adoption and implementation of regulations in furtherance of the Gaming Act have moved cautiously and there is a comparative lack of case law or interpretation of such regulations or of the Gaming Act. Moreover, the Company is on the leading edge of the rapid advancement of technological innovation in gaming, and issues relating, for example, to the use of technological aids for the playing of games and gaming on the Internet are either novel or lack historical precedent sufficient to enable the Company to predict with certainty the outcome of planned actions or the response of regulatory authorities.

TRIBAL REGULATION

       Each Federally recognized Indian tribe has the standing of a sovereign nation. As such, without approval from the tribes, the tribes cannot be sued or otherwise held accountable under any but tribal laws. Each tribe which is a party to the Company's integrated service agreements has waived its sovereign immunity to the Company as it relates to equipment used in the conduct of games or to the revenues of the gaming facility. Although the Company has never experienced any difficulties in this regard, there can be no assurance that a particular tribe will not invoke its sovereign immunities with respect to obligations and/or contracts with the Company which could have the effect of rendering the Company's contracts unenforceable.

       In addition, gaming on Indian lands is generally closely administered by tribal officials. Most tribes have established a regulatory framework to administer the conduct of gaming on Indian lands. These regulations generally include licensing and approval procedures and reporting and audit requirements. Not all constituencies within each Indian tribe view gaming favorably, and changes in officials have in the past, and could in the future, result in a more difficult environment in which to conduct the Company's business at a particular Tribe. Moreover, perceptions and attitudes concerning the integrity and morality of gaming are highly sensitive matters with most Tribes and seemingly minor or irrelevant matters, including rumor and innuendo about practices or personnel employed by the Company, can and have been used by competing tribal constituencies as a basis for changing or attempting to change existing relationships between tribes and their vendors. The Company expects this environment to continue in the future but believes that its sensitivity to these matters, and the personnel and policies it has in place, will enable it to effectively manage the issues that will inevitably arise.

DEPENDANCE UPON TRIBAL CONTRACTS

       Virtually all of the Company's revenues are derived from contracts with Indian tribes. The Company has written agreements with approximately 45 Indian tribes that provide the Company with the exclusive right to conduct bingo operations in their respective Indian lands, of which approximately 15 contracts are on a month-to-month basis. No assurances can be given that any of such contracts will be renewed upon the expiration of their term or that, if renewed, the terms and conditions thereof will be favorable to the Company, nor can any assurances be given that a tribe or tribes will not cancel any of such agreements prior to the expiration of their stated term. A failure to renew such contracts upon terms favorable to the Company or the cancellation of a significant number of such contracts would have a material adverse effect upon the Company's business and results of operations.

CUSTOMER DEMAND; COMPETITION

       The Company's product development and marketing activities are based upon the Company's assessment of customer demand for gaming services in establishments in which the Company provides services. Significant changes in customer demand or preference for gaming products in a given geography, including competing gaming and other leisure activities, could have an adverse impact on the Company's business and results of operations. Significant competition to the Company's MegaMania game should be expected based upon the initial popularity of that game.

FUTURE FINANCING

       The Company's future business plans are dependent upon its ability to find financing on a timely basis with which to fund the Company's activities, including the placement of additional MegaMania player stations and related equipment and the development of new products. Any inability to obtain additional financing when needed could have a material adverse effect on the Company's ability to achieve its long-term objectives. Moreover, any additional financing may involve substantial dilution to the Company's then existing shareholders.

TECHNOLOGICAL INNOVATION

       The Company believes that an important factor to its future success will include its continued development of new products that appeal to the tastes of consumers and the introduction of such products in a timely manner. Successful product development and introduction depends upon a number of factors, including the identification of products expected to appeal to consumer preferences and the timely completion of design and testing. Importantly, any new or modified gaming products will be designed and operated to meet the requirements of Class II gaming. The Company expects to continue to solicit the approval of the NIGC that any new or modified gaming products meet the requirements of Class II gaming so the interpretations and policies of the NIGC with respect to the requirements for Class II gaming will also affect the timing and nature of any new products; however, the Company does not always expect to be able to obtain such approval prior to the introduction of new products. As a result of these and other factors, there can be no assurance that the Company will continue to develop and introduce new products in a timely manner that will achieve commercial success.

ACCUMULATED DEFICIT; UNCERTAIN PROFITABILITY

       Although the Company achieved net income of $40,000 in the fiscal year ended September 30, 1996 (as compared to $505,000 in the prior fiscal year), and net income of $37,000 for the six months ended March 31, 1997, the Company has incurred an accumulated deficit of $2,574,000 since its inception in August 1991 through September 30, 1996. No assurances can be given that the Company will be able to maintain profitable operations in the future. In addition, such profits, if any, are not expected to be commensurate or proportional with any increases in revenues as the Company expects to continue to experience significant general and administrative expenses associated with addressing the regulatory and other operating uncertainties facing the Company in the developing operating environment in which the Company conducts its business.

PRIZE FULFILLMENT

       The prizes awarded under the Company's bingo games are based upon attaining an assumed level of gross game receipts and statistical assumptions as to the frequency of winners. To date, the Company has not experienced a "game deficit" where prize allocations have exceeded game revenues; however, no assurances can be given that the Company will not experience abnormally high rates of jackpot prize wins in the future.

SIGNIFICANT OUTSTANDING OPTIONS AND WARRANTS

       As of March 31, 1997, there were outstanding immediately exercisable stock options to purchase an aggregate of 145,000 shares of Common Stock at exercise prices ranging from $1.50 to $4.00 per share, immediately exercisable warrants to purchase an aggregate of 380,536 shares of Common Stock at exercise prices ranging from $2.00 to $6.60 per share, and shares of the Company's Series A Preferred Stock that are immediately convertible into 652,840 shares of Common Stock. In addition , there were outstanding additional warrants to purchase 2,042,143 shares of Common Stock at an exercise price of $8.00 per share which become exercisable on November 7, 1997, options to purchase 528,000 shares of Common Stock at exercise prices ranging from $1.50 to $5.50 per share, that are generally exercisable in equal annual increments over the next four years commencing in July 1997, and an option to exchange interests in AGN for up to 412,000 shares of Common Stock at the equivalent of $3.00 per share that becomes exercisable on August 14, 1997. To the extent that such options, warrants and Series A Preferred Stock are exercised or converted, dilution to the Company's shareholders will occur. Moreover, the terms upon which the Company will be able to obtain additional equity capital may be adversely affected, since the holders of such options, warrants and Series A Preferred Stock can be expected to exercise or convert them at a time when the Company would, in all likelihood, be able to obtain any needed capital on terms more favorable to the Company than the exercise terms provided in such securities.

CONTINUED NASDAQ QUOTATION

       The Company's Common Stock is quoted on the Nasdaq Small Cap Market; however, there can be no assurance that the Company will meet the criteria for continued quotation on Nasdaq. The minimum continued quotation criteria include, among other things, that the Company have total assets of at least $2,000,000 and capital and surplus of at least $1,000,000; that the minimum bid price for the Common Stock be $1.00 per share; and that the minimum market value of the "public float" (i.e. the shares held by non-insiders) of the Common Stock be at least $1,000,000. If the Company's Common Stock were excluded from Nasdaq, it would adversely affect the price of the Common Stock and the ability of holders to sell shares of Common Stock.

       In the event that the Company is unable to satisfy Nasdaq's continued quotation criteria, trading, if any, in the Common Stock would thereafter be conducted in the "pink sheets" or the NASD's Electronic Bulletin Board. In the absence of the Common Stock being quoted on Nasdaq, or the Company having $2,000,000 in net tangible assets, trading in the Common Stock would be covered by Rule 15g-9 promulgated under the Exchange Act for non-Nasdaq and non-exchange listed securities. Under such rule, broker dealers who recommend such securities to persons other than established customers and accredited investors must make a special written suitability determination for the purchaser and receive the purchaser's written agreement to a transaction prior to sale. Securities are exempt from this rule if the market price is at least $5.00 per share.

       The Commission has adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Such exceptions include an equity security listed on Nasdaq and an equity security issued by an issuer that has
(i) net tangible assets of at least $2,000,000, if such issuer has been in continuous operation for three (3) years, (ii) net tangible assets of at least $5,000,000, if such issuer has been in continuous operation for less than three
(3) years, or (iii) average revenue of at least $6,000,000 for the preceding three (3) years. Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated therewith.

       If the Company's Common Stock was subject to the regulations on penny stocks, the market liquidity for the Common Stock would be severely and adversely affected by limiting the ability of broker-dealers to sell the Common Stock in the public market. There is no assurance that trading in the Company's securities will not be subject to these or other regulations that would adversely affect the market for such securities.

ABSENCE OF DIVIDENDS

       The Company has never declared or paid any cash dividends on its Common Stock. The Company intends to retain its earnings, if any, to finance the growth and development of its business and therefore does not anticipate paying any cash dividends on its Common Stock in the foreseeable future.

SHARES AVAILABLE FOR FUTURE SALE; SALES BY AFFILIATES

       Of the 4,040,307 shares of Common Stock outstanding at March 31, 1997, 3,024,124 shares are either held by non- affiliates and are freely traded in the public market or are currently registered under the Securities Act for sale to the public by the holders thereof. The remaining 1,016,183 shares may be deemed "restricted securities" as that term is defined under the Securities Act, and in the future may be sold pursuant to a registration under the Securities Act, in compliance with Rule 144 under the Securities Act, or pursuant to another exemption therefrom. Rule 144 provides that, in general, a person holding restricted securities for a period of one year may, every three months thereafter, sell in brokerage transactions an amount of shares which does not exceed the greater of one percent (1%) of the Company's then outstanding Common Stock or the average weekly trading volume of the Common Stock during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitations by a person who is not an affiliate of the Company and was not an affiliate at any time during the 90 day period prior to sale and who has satisfied a two year holding period. Virtually all of such 1,016,183 restricted shares have been held for more than one year and are, therefore, eligible for immediate sale under Rule 144, subject to the volume limitations described above.

        In addition, 652,840 shares of Common Stock are issuable upon conversion of the Series A Preferred Stock and are eligible for resale under Rule 144 without regard to such volume limitations, except as to 416,755 of such shares that are held by affiliates of the Company. The Company has also granted registration rights to the holders of 412,000 shares of Common Stock issuable upon the exercise of a put and call agreement with the majority owners of AGN (the "Put and Call Agreement"). The Company has also currently registered 313,250 shares under the Securities Act for sale to the public that are issuable upon the exercise of outstanding stock options.

AUTHORIZATION OF PREFERRED STOCK

       The Company's Certificate of Incorporation authorizes the issuance of "blank check" preferred stock with such designation, rights and preferences as may be determined from time to time by the Board of Directors. The Company has designated a class of shares of preferred stock as Series A Cumulative Convertible Preferred Stock (the "Series A Preferred Stock"). As of March 31, 1997, there were 134,318 shares of Series A Preferred Stock outstanding, of which 80,175 shares are owned by Gordon T. Graves, the Chairman and Chief Executive Officer of the Company, and his affiliated company, and an aggregate of 3,176 shares are owned by four other officers or directors of the Company. The Series A Preferred Stock has a liquidation preference of $10 per share plus accrued and unpaid dividends and is currently convertible, at the option of the holder, at a rate of five shares of Common Stock for each one share of Series A Preferred Stock. The holders of the Series A Preferred Stock have the right to elect a majority of the Board of Directors in the event the Company is in arrears in the payment of two consecutive quarterly dividend payments.
Although the Company has never been in arrears in the payment of two consecutive quarterly dividends, it has historically remained in arrears as to one quarterly dividend payment. The Board of Directors is empowered, without shareholder approval, to make additional issuances of preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of the Company's Common Stock. In the event of additional issuances, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. Although the Company has no present intention to issue any additional shares of its preferred stock, there can be no assurance that the Company will not do so in the future.

                           FORWARD LOOKING STATEMENTS

       This Prospectus and the information incorporated herein by reference contains various "forward-looking statements" within the meaning of Federal and state securities laws, including those identified or predicated by the words "believes," "anticipates," "expects" or similar expressions. Such statements are subject to a number of uncertainties that could cause the actual results to differ materially from those projected. Such factors include, but are not limited to, those described under "Risk Factors". Given these uncertainties, prospective purchasers are cautioned not to place undue reliance upon such statements.

                                USE OF PROCEEDS

       The Company will not receive any of the proceeds from the sale of any of the Shares by the Selling Stockholders.

                              SELLING STOCKHOLDERS

       The following table sets forth for each Selling Stockholder, as of March 31, 1997, the number of shares of Common Stock beneficially owned by such Selling Stockholder prior to this offering, the maximum number of Shares to be offered and sold from time to time by such Selling Stockholder and the number of shares of Common Stock to be beneficially owned by such Selling Stockholder after this offering. Except as otherwise indicated, the number of shares to be offered and sold constitute all of the shares of Common Stock beneficially owned by the Selling Stockholder.

                                                                                 Shares                           Shares
                                                                           Beneficially         Shares      Beneficially
                                                                            Owned Prior          Being       Owned After
                                                                            to Offering        Offered      Offering (1)
-----------------------------------------------------------------------------------------------------------------------------
Name                                                                             Number         Number            Number
Harold Atkinson                                                                   2,187          2,187                --
Bear Stearns International Limited                                               10,000         10,000                --
Martin L. Dehan                                                                   1,400          1,400                --

Ronald W. Eldred                                                                 10,000          9,000             1,000

Brenda Eades Hammond                                                              5,000          5,000                --

Tom Heinzen                                                                         817            817                --
Lyle Rick Johnson                                                                 9,073          9,073                --
Robert R. Lanier                                                                  1,506            839               667

Thomas J. Larson                                                                  1,050          1,050                --

Henry F. Legas                                                                      530            530                --

Gerald L. Michand                                                                45,000         45,000                --
Thomas J. McIntyre                                                                  160            160                --

Phil Nofi                                                                         1,259          1,259                --

Frank T. Nickell                                                                108,497         45,682            62,815

John H. Parks                                                                     1,360          1,360                --
James Reznick                                                                     1,090          1,090                --

Richard Rosenberg                                                                   667            667                --
                                                                            -----------    -----------        ----------

                 Total                                                          199,596        135,114            64,482

--------------------

(1) Assumes the sale of all Shares offered hereby. Does not include shares of Common Stock that are subject to rights to purchase that are not exercisable within the next 60 days. Based upon 4,040,307 shares of Common Stock outstanding on March 31, 1997. All of the Shares were issued and became outstanding subsequent to March 31, 1997, pursuant to the exercise of warrants at exercise prices ranging from $2.00 to $6.00 per share.

                              PLAN OF DISTRIBUTION

         The Company will not receive any proceeds from the sale of the Shares by a Selling Stockholder. Each of the Selling Stockholders may sell his, her or its Shares directly or through broker-dealers or underwriters who may act solely as agents, or who may acquire shares as principals. The Shares may be sold from time to time by the Selling Stockholders, or by pledgees, donees, transferees or other successors in interest to the Selling Stockholders. The distribution of the Shares may be effected in one or more transactions that may take place through the Nasdaq Small Cap Market, including block trades or ordinary broker's transactions, or through privately negotiated transactions, or through an underwritten public offering, or through a combination of any such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the Selling Stockholders in connection with such sales.

         The aggregate proceeds to the Selling Stockholders from the sale of the Shares will be the purchase price of the Shares sold less the aggregate agents' commissions and underwriters' discounts, if any, and other expenses of issuance and distribution not borne by the Company. The Selling Stockholders and any dealers or agents that participate in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any profit on the sale of the Shares by them and any commissions received by any such dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act.

         The Selling Stockholders may effect transactions by selling the Shares directly or through broker-dealers acting either as principal or as agent, and such broker-dealers may receive compensation in the form of usual and customary or specifically negotiated underwriting discounts, concessions or commissions from the Selling Stockholders.

         The Company will bear all of the expenses of registration of the Common Stock under the Federal and state securities laws, including filing fees. Such expenses payable by the Company are currently estimated to be $15,000.

         The Company has advised the Selling Stockholders that the anti-manipulative provisions of Regulation M under the Exchange Act may apply to their sales in the market, has furnished each Selling Stockholder with a copy of Regulation M and has informed them of the need for delivery of copies of this Prospectus. There can be no assurance that any of the Selling Shareholders will sell any of the shares of Common Stock offered by them hereunder.


                                    EXPERTS

         The consolidated balance sheet of the Company as of September 30, 1996, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the two years in the period ended September 30, 1996, incorporated by reference in this Prospectus and in the Registration Statement of which this Prospectus forms a part, have been incorporated herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of said firm as experts in accounting and auditing.


         With respect to the unaudited interim financial information as of and for the periods ended December 31, 1996 and March 31, 1997, incorporated by reference in this Prospectus, the independent accountants have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report included in the Company's quarterly reports on Form 10-QSB for the quarters ended December 31, 1996 and March 31, 1997, and incorporated by reference herein, states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Act.

                                 LEGAL MATTERS

         The validity of the shares of Common Stock offered hereby has been passed upon for the Company by Hall, Estill, Hardwick, Gable, Golden & Nelson, PC, Tulsa, Oklahoma. Attorneys who are shareholders or employed by Hall, Estill, Hardwick, Gable, Golden & Nelson, PC who have provided advice with respect to this offering in the aggregate own less than $50,000 in value of the Company's securities.

              DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
                         FOR SECURITIES ACT LIABILITIES

         The Company's By-Laws authorize the Company to indemnify any present or former director, officer, employee, or agent of the Company, or a person serving in a similar post in another organization at the request of the Company, against expenses, judgments, fines, and amounts paid in settlement incurred by him in connection with any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, to the fullest extent not prohibited by the Texas Business Corporation Act, public policy or other applicable law. Article 202 of the Texas Business Corporation Act authorizes a corporation to indemnify its directors, officers, employees, or agents in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including provisions permitting advances for expenses incurred) arising under the Act.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling the registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following are the estimated expenses in connection with the distribution of the securities being registered:

Securities and Exchange Commission Registration Fee . . . . . . . . . . . . . . . . . . . . . . . . .    486.20
Accounting Fees and Expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  4,000.00
Attorneys' Fees and Expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  5,000.00
Printing Fees and Expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  1,500.00
Blue Sky Fees and Expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  1,000.00
Nasdaq Listing Fees . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  1,351.14
Miscellaneous . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  1,662.66

                        Total   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . $ 15,000.00

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

  See "Disclosure of Commission Position on Indemnification For Securities Act Liabilities" in the Prospectus.

  The directors and officers of the Company are entitled to indemnification by the Selling Stockholders against any cause of action, loss, claim, damage, or liability to the extent it arises out of or is based upon any untrue statement or alleged untrue statement or omission or alleged omission made in this Registration Statement and the Prospectus contained herein, as the same shall be amended or supplemented, made in reliance upon or in conformity with written information furnished to the Company by such Selling Shareholder.

ITEM 16.  EXHIBITS

   5.1            *Opinion of Hall, Estill, Hardwick, Gable, Golden & Nelson

  10.1            *July 10, 1996 letter from the NIGC to the Company

  10.2            *April 9, 1997 letter from the NIGC to the Company

  10.3            *May 12, 1997 letter from the NIGC to the Company

  15.1            *Letter regarding unaudited interim financial information

  23.1            *Consent of Coopers & Lybrand L.L.P.

  23.2            *Consent of Hall, Estill, Hardwick, Gable, Golden & Nelson
                   (included in Exhibit 5.1)

  25.1            *Power Of Attorney (contained on page II-4)

---------------------
  *      Previously submitted

ITEM 17.  UNDERTAKINGS

         (a)     The undersigned Registrant hereby undertakes:

                 (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to;

                 (i) include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                 (ii) reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

                 (iii) include any additional or changed material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) or the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

                 (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                 (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment to Registration Statement, or amendment thereto, to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tulsa, State of Oklahoma on the 16th day of June, 1997.

                                      MULTIMEDIA GAMES, INC.



                                      By: /s/ GORDON T. GRAVES
                                         -------------------------------------
                                             Name: Gordon T. Graves
                                             Title: Chairman of the Board

      Pursuant to the requirements of the Securities Act of 1933, this Amendment to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



/s/ GORDON T. GRAVES                  Chairman of the Board                  Dated:  June 16, 1997
-------------------------             Chief Executive
Gordon T. Graves                      Officer and Director



         *                            President and Director                 Dated:  June 16, 1997
-------------------------
Larry D. Montgomery



/s/ FREDERICK E. ROLL                 Vice President and                     Dated:  June 16, 1997
-------------------------             Chief Financial Officer
Frederick E. Roll



         *                            Vice President and Director            Dated:  June 16, 1997
-------------------------
Daniel J. Sarnoff



         *                            Director                               Dated:  June 16, 1997
-------------------------
Gregory Stern

* By /s/ FREDERICK E. ROLL
    -------------------------
       Attorney-In-Fact


                              INDEX TO EXHIBITS

 EXHIBIT
 NUMBER      DESCRIPTION
 -------     -----------
   5.1      *Opinion of Hall, Estill, Hardwick, Gable, Golden & Nelson

  10.1      *July 10, 1996 letter from the NIGC to the Company

  10.2      *April 9, 1997 letter from the NIGC to the Company

  10.3      *May 12, 1997 letter from the NIGC to the Company

  15.1      *Letter regarding unaudited interim financial information

  23.1      *Consent of Coopers & Lybrand L.L.P.

  23.2      *Consent of Hall, Estill, Hardwick, Gable, Golden & Nelson
             (included in Exhibit 5.1)

  25.1      *Power of Attorney (contained on page II-4)

-----------------------
  *   Previously submitted